Exhibit 99.46

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2	Date of Material Change

December 10, 2019.

Item 3	News Release

On December 11, 2019, a news release in respect of the material change was disseminated on Canada Newswire and a copy thereof has been filed on SEDAR.

Item 4	Summary of Material Change

On December 10, 2019, the Company completed its previously announced acquisitions of the following royalty interests: (i) a 1.97% net smelter returns royalty on the Roughrider Uranium Project, located in Saskatchewan, Canada (the “Roughrider Royalty”); (ii) a 2.0% gross revenue royalty on the Michelin Project, located in Newfoundland and Labrador, Canada (the “Michelin Royalty”); and (iii) a 0.5% net profit interest royalty on the Reno Creek Project, located in Wyoming, U.S.A. (the “Reno Creek Royalty” and, collectively, the “Royalties”).

Item 5	Full Description of Material Change

On December 10, 2019, the Company completed its previously announced acquisition of the Royalties.

The Roughrider Royalty was acquired by the Company pursuant to an amended and restated royalty purchase agreement among the Company, Mulgravian Ventures Corporation and certain vendors named therein dated October 4, 2019 (the “Roughrider Agreement”). Pursuant to the Roughrider Agreement, the Company acquired the Roughrider Royalty for total consideration of $5,910,300, approximately one-half of which was satisfied by the Company in cash and approximately one-half of which was satisfied by the Company by issuing 1,969,964 units of the Company (the “Units”) at a deemed price of $1.50 per Unit. Each Unit is comprised of one common share without par value of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of $2.00 per share until December 6, 2024.

The Michelin Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company, Altius Royalty Corporation and Altius Minerals Corporation dated September 30, 2019 for total consideration of $4,250,000, satisfied by the Company by issuing 2,833,332 Units.

The Reno Creek Royalty was acquired by the Company pursuant to a royalty purchase agreement among the Company and certain funds managed by Pacific Road Capital dated effective April 24, 2019, as amended, for total cash consideration of US$225,000.

The Units issued in connection with the acquisitions of the Roughrider Royalty and the Michelin Royalty are subject to a four-month and one-day hold period and certain additional ongoing resale restrictions pursuant to the terms of the applicable agreements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer

Phone: 604-396-8222

Item 9	Date of Report

December 16, 2019